===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                 SCHEDULE 14D-9
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934

                           --------------------------

                         NEWPORT NEWS SHIPBUILDING INC.
                            (Name of Subject Company)

                         NEWPORT NEWS SHIPBUILDING INC.
                      (Name of Persons Filing Statement)

                     Common Stock, Par Value $0.01 Per Share
                  (Including Associated Series A Participating
                   Cumulative Preferred Stock Purchase Rights)
                           (Title of Class of Securities)

                                    652228107
                        (Cusip Number of Class of Securities)

                           --------------------------

                            Stephen B. Clarkson, Esq.
                         Newport News Shipbuilding Inc.
                             4101 Washington Avenue
                             Newport News, VA 23607
                                 (757) 380-2000

           (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications on Behalf of
                         the Persons Filing Statement)

                           --------------------------

                                 With copies to:
                               Richard Hall, Esq.
                             Cravath, Swaine & Moore
                                825 Eighth Avenue
                               New York, NY 10019
                                 (212) 474-1000


===============================================================================


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[LOGO OMITTED]

NEWPORT NEWS
SHIPBUILDING                                                      NEWS RELEASE
 -----------------------------------------------------------------------------
CONTACTS:  Joe Fernandes - Investor Relations          Jerri Dickseski - Media
           (757) 688-6400                              (757) 380-2341


               NEWPORT NEWS SHIPBUILDING ADVISES STOCKHOLDERS TO
             AWAIT BOARD'S RECOMMENDATION BEFORE TAKING ACTION ON
                  NORTHROP GRUMMAN'S PROPOSED EXCHANGE OFFER

     Newport News, VA (May 9, 2001) -- Newport News Shipbuilding (NYSE: NNS) today announced that it has received a letter from Northrop Grumman Corporation (NYSE: NOC) stating their intent to commence an exchange offer of $67.50 per share for all of the outstanding shares of common stock of Newport News Shipbuilding. The letter stated that 75 percent of the consideration to be offered would consist of shares of common stock of Northrop Grumman and 25 percent would consist of cash. The letter did not set forth a proposed exchange ratio for the common stock portion of the proposed offer.

     Newport News Shipbuilding's Board of Directors will meet in due course to consider Northrop Grumman's proposed exchange offer once the definitive terms of the offer have been made available. Newport News Shipbuilding advises stockholders that they need not take any action at this time with respect to Northrop Grumman's proposal and that they should await the response of the Newport News Shipbuilding Board of Directors.

     On April 25, 2001, Newport News Shipbuilding announced that it had signed a definitive agreement with General Dynamics pursuant to which General Dynamics would acquire Newport News Shipbuilding for $67.50 in cash. Pursuant to this agreement, General Dynamics commenced a tender offer to acquire all of the outstanding shares of common stock of Newport News Shipbuilding on May 4, 2001.

     Newport News Shipbuilding designs and constructs nuclear powered aircraft carriers and submarines for the U.S. Navy and provides lifecycle services for ships in the Navy fleet. The Company employs about 17,200 people, and has revenues of approximately $2 billion.

     Investors and security holders are urged to read the solicitation/recommendation statement on Schedule 14D-9, when it becomes available, regarding the proposed tender offer referenced in the foregoing information, because it will contain important information. The tender offer statement on Schedule 14D-9 will be filed with the Securities and Exchange Commission by Newport News Shipbuilding. Investors and security holders may obtain a free copy of the solicitation/recommendation statement on Schedule 14D-9 (when it is available) and other documents filed by Newport News Shipbuilding with the Commission at www.sec.gov. The solicitation/recommendation statement on Schedule 14D-9 and these other documents may also be obtained when they are available by contacting NNS Investor Relations at 757-688-6400.










           4101 Washington Avenue Newport News, Virginia 23607-2770
                              http://www.nns.com